Filed by Conagra Brands, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Pinnacle Foods Inc.

Commission File No.: 001-35844

June 27, 2018

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JUNE 27, 2018 / 1:30PM, CAG - Q4 2018 Conagra Brands Inc Earnings Call

CORPORATE PARTICIPANTS

Brian Kearney

David S. Marberger Conagra Brands, Inc. - Executive VP & CFO

Sean M. Connolly Conagra Brands, Inc. - President, CEO & Director

CONFERENCE CALL PARTICIPANTS

Alexia Jane Burland Howard Sanford C. Bernstein & Co., LLC., Research Division - Senior Analyst

Christopher Robert Growe Stifel, Nicolaus & Company, Incorporated, Research Division - MD & Analyst

Cornell R. Burnette Citigroup Inc, Research Division - VP and Analyst

David Sterling Palmer RBC Capital Markets, LLC, Research Division - MD of Food and Restaurants and Consumer Analysts

Jonathan Patrick Feeney Consumer Edge Research, LLC - Senior Analyst of Food & HPC and Managing Partner

Kenneth B. Goldman JP Morgan Chase & Co, Research Division - Senior Analyst

Lubi John Kutua Jefferies LLC, Research Division - Equity Associate

Pamela Florence Kaufman Morgan Stanley, Research Division - Research Associate

Priya Joy Ohri-Gupta Barclays Bank PLC, Research Division - Director & Fixed Income Research Analyst

Robert Bain Moskow Crédit Suisse AG, Research Division - Research Analyst

Robert Frederick Dickerson Deutsche Bank AG, Research Division - Research Analyst

Steven A. Strycula UBS Investment Bank, Research Division - Director and Equity Research Analyst

PRESENTATION

Operator

Good morning, ladies and gentlemen, and welcome to the Conagra Brands’ Acquisition of Pinnacle Foods and Fiscal Year 2018 Earnings Conference Call. (Operator Instructions) Please note that this event is being recorded.

I would now like to turn the conference over to Brian Kearney, Director of Investor Relations. Please go ahead, sir.

Brian Kearney

Good morning, everyone. Thanks for adjusting your schedule and joining us today. This morning, we will be discussing both our agreement to acquire Pinnacle Foods and our fourth quarter results.

I remind you that we will be making some forward-looking statements about Conagra Brands, the proposed acquisition of Pinnacle Foods and the expected benefits of the proposed acquisition. While we are making those statements in good faith, we do not have any guarantee about the results that we will achieve. Descriptions of risk factors are included in the documents we filed with SEC.

Also, we will be discussing some non-GAAP financial measures during the call today. References to adjusted items refer to measures that exclude items impacting comparability. Please see the earnings press release for additional information on our comparability items. The reconciliations of those adjusted measures to the most directly comparable GAAP measures can be found in either the earnings press release or in the earnings slides, both of which can be found in the Investor Relations section of our website, conagrabrands.com.

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JUNE 27, 2018 / 1:30PM, CAG - Q4 2018 Conagra Brands Inc Earnings Call

Now I’ll turn it over to Sean.

Sean M. Connolly - Conagra Brands, Inc. - President, CEO & Director

Thanks, Brian. Good morning, everyone, and thank you again for accommodating the date change and joining our conference call today to discuss our agreement to acquire Pinnacle Foods and our fiscal 2018 fourth quarter and full year earnings. We’ve got a lot to cover obviously, so let’s go ahead and get started.

Over the past 3 years, we have made significant progress against our plan to transform Conagra into a pure-play branded food company and establish a solid platform for future growth. We’ve built industry-leading innovation capabilities, completely overhauled our culture and unlocked significant shareholder value. The impact of these efforts is evident in the tremendous Q4 that we announced today, having delivered 2% organic net sales growth and approximately 16% adjusted operating profit growth. Clearly, our hard work is paying off with improved and more consistent performance. All of these actions have positioned us to take the next step in our evolution.

Today’s announcement of our agreement to acquire Pinnacle Foods builds on the strong foundation we’ve established and serves as a catalyst to accelerate value creation for shareholders. It will enhance our scale by combining 2 growing portfolios of iconic brands and create a leader in frozen foods while also expanding our presence in snacks. We’re bringing together 2 highly complementary companies with a strong combined balance sheet, positioning us to capture compelling financial benefits including attractive synergies. Importantly, with a strong leadership team and proven capabilities driving brand building and innovation, we’re confident in our ability to successfully integrate this acquisition and to build continued momentum and deliver meaningful shareholder value.

Now before I get into more detail about why we’re so excited about this acquisition, I do want to take a step back for a moment and talk about where we are in terms of executing our plan and how we’ve positioned Conagra to make this transaction a success. 3 years ago this month, I hosted my first call as CEO of Conagra. And during that call, I outlined my view that there was tremendous opportunity at the company, but that in order to unlock it, we needed to move quickly and take bold actions on a number of fronts. And we did just that. We exited private brands as well as noncore businesses like Spicetec and JM Swank, and we successfully executed the Lamb Weston spin. With these changes and many others, we transformed Conagra into a new pure-play branded food company. At our inaugural Investor Day in 2016, we described the cadence of our work for our new company, hitting 5-year plan. Initially, our focus was to reset the top line by breaking Conagra of “its volume at any cost” approach and to focus on our cost structure. Recognizing that cost cutting wasn’t enough, we outlined a plan to bend the top line trend by building an innovation pipeline supported by new marketing programs and adding on-trend brands through modernizing acquisitions like Blake’s, Frontera, Thanasi Foods, Angie’s BOOMCHICKAPOP and Sandwich Bros. with the focus on driving profitable growth.

Looking ahead to fiscal ‘19 and ‘20, we are focused on accelerating our growth and maintaining the strong momentum that has continued to build over the last 3 years. Meanwhile, margin expansion has become and will remain a way of life at Conagra over the long term. As we closed fiscal 2018, we are delivering on the commitments we outlined at our Investor Day in 2016. We’ve made significant progress toward our goals of increasing margins, improving our top line and building a winning company.

Now moving to Slide 9. You can see that by aggressively attacking costs to rightsize our SG&A and driving realized productivity, we’ve been able to achieve strong margin improvement. Adjusted gross margin increased by 380 basis points since fiscal 2015 and adjusted operating margin increased by 460 basis points over the same 3-year period. But we knew we had to grow, so we strengthened our foundation by pruning low-value SKUs, updating our innovation capabilities to modernize our iconic brands and investing behind on-trend brands consumers are demanding. We are also keenly focused on our differentiated capabilities in our value-over-volume strategy. Collectively, these efforts have enabled us to successfully bend the trend on the top line, and we continue to gain traction. This was our primary focus during fiscal 2018, and we’re pleased with our momentum as underlying sales trends continue to strengthen. And the quality of our revenue base continues to improve as reflected in the increasing and higher quality total points of distribution.

Base velocities also remain strong and base dollar sales continue to grow. It’s been hard work, but we’ve built a much healthier business and one that is less promotional with a greater percentage of volume coming from loyal households at a higher margin. By investing in renovation and innovation, we’ve improved the quality of our portfolio and positioned the business for sustainable growth.

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JUNE 27, 2018 / 1:30PM, CAG - Q4 2018 Conagra Brands Inc Earnings Call

Our aggressive efforts to modernize iconic brands and add new on-trend brands have been critical to driving results. Slide 12 shows a snapshot of our successful innovation efforts in fiscal 2018 with several more on the way in fiscal 2019, and we’re just getting started.

And finally in order to build a truly winning company overall, we had to look inward at our culture and the way we operate. This resulted in a complete overhaul that has touched every area of the business. We rightsized the organization and now have fewer layers and broader spans of control, resulting in a lean company with a focus on self-service. And across the board, we’ve made an effort to encourage a collaborative work environment, making Conagra a better place to work and fostering a results-oriented culture of innovation and productivity.

All of this has translated into very strong returns for our shareholders. Since the board prepared to move in a new direction in August of 2014, total shareholder return is nearly 104%, almost doubling the return of the S&P 500.

So that’s the backdrop to today’s exciting announcement. The bottom line here is that in the past 3 years, we’ve done heavy lifting in order to build a strong platform for future growth while also generating tremendous shareholder value. Importantly, it has positioned us to acquire Pinnacle Foods and accelerate our ability to generate value. By acquiring Pinnacle, we’re combining 2 portfolios with industry-leading growth to create an

$11 billion company with iconic brands in frozen, snacking, refrigerated and grocery categories. The new company will be a leader in frozen foods and will have enhanced scale overall to better partner with customers. In addition to our complementary portfolios, Conagra and Pinnacle have similar results-oriented cultures. We believe Pinnacle will be an excellent cultural and operational fit. When coupled with our proven track record of executing strategic transactions, we will be able to implement a smooth integration process. In addition to the strategic and cultural benefits, we expect attractive financial returns with an IRR above our WACC and EPS accretion in the first full fiscal year following close.

Dave will take you through the details, but let me point out a few highlights of the transaction. Pinnacle shareholders will receive an implied value of $68 per share in a cash and stock transaction valued at approximately $10.9 billion. This transaction price represents a 15.8x adjusted EBITDA multiple before synergies based on Pinnacle’s estimated fiscal year 2018 results, and 12.1x adjusted EBITDA including run-rate cost synergies. We expect the transaction to be accretive to EPS in fiscal ‘20, with that accretion increasing as strong cost synergies phase in.

As we’ve said many times before, we remain committed to a solid investment-grade credit rating with a focus on deleveraging over the next few years. We expect the transaction to close by the end of calendar 2018, subject to Pinnacle shareholder approval, regulatory approvals and other customary closing conditions.

Now for those of you who may not be familiar with Pinnacle, the company’s full year 2017 net sales were $3.1 billion, the majority of which came from its frozen and grocery segments. Pinnacle’s portfolio of frozen refrigerated and shelf-stable products includes iconic brands such as Birds eye, Duncan Hines, Earth Balance and Udi’s, just to name a few. Like Conagra, Pinnacle has been a leader in innovation and has delivered solid top line results over time.

Following the completion of the transaction, the new Conagra Brands portfolio will be comprised of iconic brands with leading positions in strong categories. This will include $2 billion brands, Birds Eye and Marie Callender’s.

As you see on Slide 19, this transaction will bring together 2 of the fastest-growing portfolios in the industry based on domestic retail scanner data. For our most recent fiscal quarter, Conagra Brands had the second highest year-over-year growth rate in the industry and Pinnacle was fourth. We believe that we have a tremendous opportunity to continue strong consumption trends with the expanded brand portfolio and broader in-store reach of the combined company.

Slide 20 demonstrates how the acquisition will improve our overall scale as well as our position in frozen foods. In the scanner data, combined fiscal 2018 total retail sales were over $12 billion, making the company a top 5 industry player. Together, the combined company will be the #2 player in frozen foods with $4.9 billion in sales. As you know, I’ve been saying for years that there is significant opportunity in frozen. It’s a large space with long-term tailwinds. This transaction positions us to continue to build on our success and deliver even more great products for our consumers.

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JUNE 27, 2018 / 1:30PM, CAG - Q4 2018 Conagra Brands Inc Earnings Call

On Slide 21, you can see the complementary nature of our portfolios within our existing domains. Together, we will have a diverse, inherently hedged portfolio of leading iconic brands. We expect that the combined company will create new opportunities to partner with our customers. While I already touched on frozen, this transaction also enhances our portfolio of brands across other attractive domains, including snacks and sweet treats. As we’ve discussed before, this domain is an extremely compelling and exciting opportunity.

You’ve already heard me speak about our efforts around culture at Conagra, so I quickly want to highlight that we believe the cultures at Conagra and Pinnacle are highly complementary and that our organizations are a natural fit. Much like Conagra, Pinnacle shares our focus on innovation and on maintaining a lean and efficient operating structure and close ties with customers. Its like-minded approach will be critical as we combine the 2 companies.

So in summary, the strategic rationale is clear. We’re acquiring a portfolio of complementary, leading brands that strengthens our scale, enhances our position in the attractive frozen space and provides more opportunities for innovation. From a financial fit standpoint, the acquisition meets all of our criteria. We look forward to continuing the top line momentum at both companies and delivering meaningful cost synergies, and IRR that exceeds our WACC and earnings accretion. At the same time, we will remain committed to a healthy capital structure including a solid investment-grade rating. With our greater scale across leading iconic brands and an unwavering focus on driving innovation and profitable growth and a strong balance sheet and cash flow, we believe we are well positioned to continue to drive long-term shareholder value.

With that, I’ll hand the call over to Dave to share more financial details on the transaction and on our fourth quarter and full year fiscal 2018 results. Dave?

David S. Marberger - Conagra Brands, Inc. - Executive VP & CFO

Thank you, Sean, and good morning, everyone. Let me begin by reiterating how excited we are about this transaction. I will start by sharing some additional details pertaining to the deal, and we’ll then briefly discuss our strong fourth quarter and fiscal year 2018 financial performance before we open it up for Q&A.

Building on Sean’s comments, we are acquiring Pinnacle Foods in a cash and stock transaction valued at approximately $10.9 billion, including Pinnacle’s outstanding net debt of $2.7 billion. Under the terms of the agreement, Pinnacle shareholders will receive $43.11 in cash and 0.6494 shares of Conagra stock for each share they hold, equating to an implied price of $68 per Pinnacle share. Pinnacle shareholders are expected to own approximately 16% of the combined company, assuming our issuance of incremental equity to the public to assist in funding the deal. This transaction price represents an adjusted EBITDA multiple of 15.8x presynergies based on Pinnacle Foods’ estimated fiscal year 2018 results and 12.1x adjusted EBITDA, including run-rate cost synergies.

We secured a committed $9 billion bridge facility until permanent financing is raised. We expect to finance the $10.9 billion transaction by issuing

$3 billion of Conagra Brands’ stock to Pinnacle shareholders and raising $7.9 billion of cash. The cash is expected to be raised through the issuance of $7.3 billion of transaction debt and the generation of $600 million of incremental cash proceeds from either a public equity offering and/or divestitures. We have assumed that we’d issue the full $600 million in equity in calculating the deal metrics, but the ultimate mix of equity issuance and divestitures will depend on timing considerations, credit implications and market conditions.

Conagra Brands’ pro forma net debt-to-EBITDA ratio is expected to be approximately 5x at closing. Conagra is committed to a solid investment-grade rating and has a targeted leverage ratio of 3.5x as we prioritize deleveraging. We also expect to refinance all of Pinnacle’s debt in connection with the closing.

Assuming an end of calendar year 2018 closing, we expect the transaction to be low single-digit accretive to adjusted EPS on a percentage basis in fiscal year 2020, the first full fiscal year following close and to be high single-digit accretive to adjusted EPS on a percentage basis by fiscal year ‘22.

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JUNE 27, 2018 / 1:30PM, CAG - Q4 2018 Conagra Brands Inc Earnings Call

We are expecting $215 million in run rate cost synergies by the end of fiscal year ‘22, which represents approximately 7% of Pinnacle’s net sales. We estimated cash cost to achieve those synergies of $355 million, split approximately 60% operating expense and 40% CapEx. The synergies are expected to be driven by savings across procurement, logistics, manufacturing and SG&A. We expect to recognize approximately 60% of the synergies by the end of fiscal year ‘20, with the remainder phased in through fiscal ‘22. Our current estimate of incremental and tangible amortization from the deal is $55 million.

As I previously mentioned, we are committed to a solid investment-grade credit rating, and our target leverage ratio is 3.5x. We expect to maintain our annual dividend of $0.85 per share during fiscal ‘19. And in the future, we are targeting modest dividend increases as we prioritize deleveraging.

In late Q4 of fiscal ‘18, we suspended our share repurchase program. Going forward, we will only repurchase shares if we are tracking ahead of our leverage targets. Also, we have approximately $720 million remaining on our capital loss carryforward, which does not expire until the end of fiscal year ‘21. As a result, we can divest assets in a tax-efficient manner to support financing as appropriate.

Now I realize that you have questions regarding the transaction announcement, but before we take your questions, let me quickly summarize our strong earnings results for the fourth quarter and fiscal year 2018. As Sean mentioned earlier, we continued to execute against our transformation plan in fiscal 2018 and delivered strong fourth quarter and fiscal year 2018 results. Net sales for the fourth quarter were up 5.6% compared to a year ago. Organic net sales grew 2%, driven by solid growth in both of our domestic retail segments. For the full year, net sales were up 1.4% and organic net sales decreased 0.2%, in line with our estimates.

For the fourth quarter, adjusted gross profit increased 6.1% to $573 million and adjusted gross margin improved 12 basis points to 29.2%. For the full year, adjusted gross profit decreased 0.5% and adjusted gross margin was 29.7%.

In the quarter, A&P expense decreased to $59 million or 3% of net sales. For the full year, A&P expense decreased to $279 million or 3.5% of net sales. Our decline in A&P expense was offset by increased retail or marketing investment to drive brand saliency, enhance distribution and consumer trial in store.

Adjusted SG&A for the quarter was up 3.4% and was 11.1% of net sales. For the full year, adjusted SG&A of $798 million was down slightly and was 10.1% of net sales.

Adjusted operating profit was up 16.4% for the fourth quarter and adjusted operating profit for the full year was up 3.5%. Importantly, adjusted operating margin continued its improvement versus the prior year. Fourth quarter adjusted operating margin was 15%, up 139 basis points from a year ago. Full year adjusted operating margin was 16.1%, up 33 basis points versus the prior year and in line with our full year guidance.

Adjusted diluted EPS was $0.50 for the fourth quarter, up 35.1% from the prior year. And for the full year, adjusted diluted EPS was $2.11, up 21.3%, above the high end of our guidance.

Slide 30 outlines the drivers of our fourth quarter and full year net sales change versus a year ago. During the fourth quarter, organic net sales growth of 2% was consistent with the guidance we provided last quarter. For the full fiscal year, net sales grew 1.4% and organic net sales declined 0.2%, which was near the high end of our full year guidance range.

Slide 31 outlines the puts and takes on our full year adjusted gross margin decline. As we’ve been saying through the year, inflation has been coming in higher than we originally expected, finishing the year at 3.8%. Our integrated margin management team identified the margin levers to help offset that inflation and delivered strong results during the year. As you can see on this chart, if we remove the impact of the shift in marketing investments from A&P to retailer marketing, our adjusted gross margin would have been flat in fiscal year ‘18.

Instead of going through the details of each segment this quarter, I’ll just call out a few big takeaways. First in the fourth quarter, all 4 of our operating segments grew operating profit and expanded operating margin. Second, both domestic retail segments grew organic net sales in the quarter. Next, our international segment expanded operating margin in each fiscal quarter this year. And finally, the Foodservice segments net sales growth rate has started to improve. The segment has now begun to lap its value-over-volume actions.

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JUNE 27, 2018 / 1:30PM, CAG - Q4 2018 Conagra Brands Inc Earnings Call

Slide 33 summarizes our full year segment results and how the improvements in adjusted operating profit and margin flow by segment. I will not discuss this in detail, but I do want to reinforce that the strong fourth quarter performance across all segments gives us strong momentum heading into fiscal year ‘19.

Slide 34 outlines the drivers of our 35% adjusted EPS improvement versus the fourth quarter a year ago. An increase in adjusted gross profit drove $0.06 of EPS increase. Lower SG&A and A&P expense added $0.02 of improvement, which was offset by unfavorable interest expense and a slight decrease in Ardent Mills joint venture income of $0.01. Tax reform and share repurchases added $0.03 of EPS improvement.

Slide 35 outlines the drivers of our full year adjusted EPS improvement of plus 21% versus a year ago. The slight decrease of $0.02 in adjusted gross profit for the year was more than offset by lower SG&A and A&P expense, which drove $0.10 of the EPS improvement. Another $0.10 of improvement came from increased Ardent Mills joint venture income and favorable interest expense. We saw a $0.06 favorable impact from tax and a $0.13 contribution from share repurchase activity.

Slide 36 summarizes select balance sheet and cash flow information for the fiscal year. Net cash flow from operating activities for continuing operations was $920 million for the year, down from $1.1 billion last year, primarily driven by the $300 million pension plan contribution we made in the fourth quarter. We had capital expenditures of $252 million, up slightly versus the prior year. During 2018, we paid dividends of $342 million and repurchased approximately $967 million worth of stock. We ended the year with $3.8 billion in total debt and approximately $128 million of cash on hand.

In the first quarter of 2019, we are adopting a new accounting standard, which requires us to change how our income statement looks. We are now adding a new line item named pension and postretirement nonservice income. The impact of this change is that we will reclassify $86 million of pension income out of adjusted operating profit and into this new line item below adjusted operating profit, reducing adjusted operating margin by 110 basis points. It is important to note that there is no impact to net income, only a shift between the line items. Today, we furnished an 8-K with historical financial information so that people can better understand the changes on a historical basis and put our fiscal ‘19 guidance into the appropriate context.

As we noted last quarter, now that our pension plan is more fully funded, we can reduce future volatility by changing the pension asset mix to a higher percentage of fixed income securities and a lower percentage of equity and other securities. The net impact of this change is a noncash P&L headwind in fiscal year ‘19, as the new line item pension and postretirement nonservice income will move from $86 million in fiscal ‘18 to approximately $40 million in fiscal ‘19. Note that this $46 million income reduction represents approximately $0.09 of negative EPS impact in fiscal ‘19.

On Slide 39, we summarized our stand-alone fiscal 2019 outlook, which does not include any impact from the pending acquisition of Pinnacle. We expect net sales growth to be in the range of 0.5% to 1.5%. As we mentioned in this morning’s release, we recently sold our Trenton, Missouri production facility. As part of the transaction, the Foodservice segment exited a noncore co-manufacturing agreement that generated $79 million in net sales in fiscal 2018. Excluding the impact of the Trenton facility sale, we expect organic net sales growth to be in the range of 1% to 2%.

We expect adjusted operating margin, which reflects the impact of the pension reclassification I just discussed in the range of 15% to 15.3% as we continue to strengthen our portfolio and invest in product innovation.

We expect pension and postretirement nonservice income of approximately $40 million for fiscal ‘19.

We expect an effective tax rate in the range of 23% to 24%, consistent with what we guided to at CAGNY.

We are not providing full year EPS guidance, given the dynamics of the pending acquisition of Pinnacle, including the yet to be determined impact of our permanent financing to interest expense and shares outstanding. Due to the timing of the Pinnacle announcement, we are, however, providing guidance for the first quarter of fiscal 2019.

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JUNE 27, 2018 / 1:30PM, CAG - Q4 2018 Conagra Brands Inc Earnings Call

For the quarter, we expect reported net sales growth in the range of 2% to 2.5%; adjusted operating margin in the range of 14.1% to 14.4%, which again is on the new basis to reflect the pension accounting reclassification; and adjusted EPS in the range of $0.46 to $0.49.

We remain on track to deliver on our 3-year stand-alone fiscal 2020 financial algorithm, which uses fiscal 2017 as the base year. As outlined on Slide 41, today, we are truing up our algorithm to reflect changes in pension accounting standards and our strategic decision to shift marketing investments from A&P to above the net sales line retailer marketing.

We continue to expect an organic net sales compound annual growth rate to be in the range of 1% to 2%. While the strategic decision to shift from A&P marketing to retailer marketing provides a headwind to net sales growth, we expect an offsetting improvement in sales from those investments. Due to this marketing shift, adjusted gross margin is now expected to be approximately 30.5%.

As a result of the new pension accounting reclassification, adjusted SG&A excluding A&P is now expected to be approximately 11.8%. Meanwhile, we expect A&P as a percentage of net sales to be approximately 3.2%, which is consistent with our deliberate choice to shift marketing investments from A&P to retailers. Adjusted operating margin is expected to be approximately 15.5%, reflecting the pension reclass.

In summary, we continue to make excellent progress executing our strategic plan as evidenced by our strong fourth quarter and fiscal year 2018 results. Although we will not update our long-term algorithm until after we close on the Pinnacle acquisition, you can expect to see a combined company that leverages the strengths of 2 winning organizations. We expect top line growth to continue at the pace both companies have delivered, but by combining 2 very strong portfolios, the sustainability of that growth is enhanced. And with the addition of Pinnacle, we expect an improved margin profile and EPS accretion versus the Conagra base business. As Sean mentioned, Conagra has made tremendous progress over the last 3 years, and we view the pending acquisition of Pinnacle as a catalyst to additional value creation for shareholders.

That concludes my remarks. I’ll now pass it to the operator, and Sean, Tom McGough and I are ready to take your questions.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions) And the first question will be from Ken Goldman of JPMorgan

Kenneth B. Goldman - JP Morgan Chase & Co, Research Division - Senior Analyst

Hoping to get some color on why the synergies aren’t a little bit higher than the typical 7%-ish rate in food. Just wondering are the supply chain synergies in frozen not as high as maybe we expected? Is it that Pinnacle’s SG&A is already very low and efficient? Or maybe is there — I’m hoping maybe some — there’s just some conservatism in there. So any help you guys would be greatly appreciated.

Sean M. Connolly - Conagra Brands, Inc. - President, CEO & Director

Ken, let me start. And then Dave, add whatever color you want to add. Versus some the things that I’ve read, Ken, I think probably the biggest modeling difference is within COGS in manufacturing. So we’ve got 7% synergies here, which we are highly confident in. We’ve scrubbed every opportunity, and we’re — we feel very good we can deliver this number. But I think sometimes there is a belief that when you put 2 companies together, you can take half of the manufacturing assets, half of the plants and consolidate them. That’s not how it actually works in practice. The example I would give you is, a vegetable processing plant is not the same as a frozen food manufacturing plant. You have to process vegetables in very close proximity to the field because of the delicacy of the vegetables, which is different than how we make, say, frozen meals. So I think some of — perhaps, the assumptions around manufacturing assets were more aggressive than what exist in reality. The numbers we’ve got in here, we feel very good about. And obviously, it’s kind of like how we approach margins in general. We always look to over deliver, but this is the number that we believe is correct. And it’s about on par with what we’ve seen elsewhere in the industry. Dave, what I’ve missed?

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JUNE 27, 2018 / 1:30PM, CAG - Q4 2018 Conagra Brands Inc Earnings Call

David S. Marberger - Conagra Brands, Inc. - Executive VP & CFO

I think you covered it. I think it’s also important to understand that the $215 million, that’s a real synergy number. So there’s no — that’s going to hit the P&L, and that’s going to be favorability that you’ll model. We feel — as Sean said, we feel very good about that, the ability to deliver that. As I mentioned in my comments, we believe 60% of that will come by the end of fiscal year ‘20 and then the rest will phase in. So — And I did quote cost to achieve, which are really onetime costs and then some CapEx. So we feel really good about the synergy numbers and our ability to deliver them.

Operator

The next question will be from [Brian Stein] of Bank of America.

Unidentified Analyst

I guess, there’s — we fielded with a few questions today just about the guidance for stand-alone Conagra for 2019. And so I was hoping you can help I think just relative to where, I guess, consensus expectations were for ‘19. It seems like it’s more or less in line, but could you help us bridge, I guess, a little bit about what’s happening below the operating income line? Is interest expense going to be higher? I understand there won’t be share repurchases, but just try to get a better understanding of where your ‘19 guide was maybe relative to where expectations were.

David S. Marberger - Conagra Brands, Inc. - Executive VP & CFO

Yes, sure, Brian. It’s Dave. Let me take a shot at that. So yes, the main reason — we’re not trying to hide anything. The reason we didn’t give EPS guidance for ‘19 is exactly that, because of the transaction and the impact that could have on interest expense and shares, right, given timing of the financing. But if you step back, the big thing I think today, because some analysts have factored in and some have not, is the pension accounting headwind. So I think we’ve been very clear as to what the impact of that is and how that needs to be modeled now below the operating margin line. You’re right, the — you should assume no share repurchase now. According to our numbers, that doesn’t have a dramatic impact on EPS because the way the weighted average share calculation works. And then interest expense, I mean, I think probably the most prudent thing is to just model it as sort of a stand-alone business. And then obviously, when we know more about the timing and financing, then we can modify it from there. So I think if you factor those things in, you’ll be able to get kind of close to the consensus number. I don’t think you’ll have a problem. Let me just hit Q1 while I’m on it. We did give guidance for Q1. We normally won’t do that, but because of the timing of signing and the estimating, closing by the end of the calendar year, we thought it would be prudent to give at least Q1 guidance. And from a sales perspective, it’s pretty consistent with how we finished Q4. We gave guidance on reported, but organic will be pretty consistent with where we were in the fourth quarter. You’ll notice that the operating margins are lower on a year-on-year basis, and that is all timing of SG&A and some transition service income that we had in the prior year that we don’t have this year. So that’s just wrapping on a onetime benefit there, but it’s really timing. Because if you look at the full year and the operating margin guidance we gave for the full year, you can see improvement. So it’s a timing thing with SG&A for the first quarter. So hopefully, that gives you enough insight to get you there.

Operator

The next question will be from David Palmer of RBC Capital Markets

David Sterling Palmer - RBC Capital Markets, LLC, Research Division - MD of Food and Restaurants and Consumer Analysts

Looking back a couple of years now to that Analyst Day, you laid out some long-term supply chain opportunities, including network consolidation and ingredient sourcing. Could you give us an update as to where you were, where you are now on that journey that you saw then in terms of your own COGS realization, and then talk about how Pinnacle really changes that and maybe perhaps add to that. And then relatedly, how do you view your capital expenditure needs for the combined company over the next few years?

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JUNE 27, 2018 / 1:30PM, CAG - Q4 2018 Conagra Brands Inc Earnings Call

David S. Marberger - Conagra Brands, Inc. - Executive VP & CFO

Yes, David, let me start with that. Yes, we gave very specific guidance and insight at Investor Day on our supply chain operations. We talked about our realized productivity metric, and we are on track with everything we laid out. Our realized productivity has been coming in at 3%, a little north of 3%. The thing that we did not call right back then, nobody called, right, it was inflation, right? We thought inflation was going to be in the low 2%. As I just quoted, we finished at 3.8% this year. So clearly, much more of a headwind than we anticipated at that time, but our productivity programs are tracking right on. In terms of Pinnacle, it’s better to wait until we close and have an Investor Day to get into more of that. But I think Pinnacle has clearly proven their ability to drive productivity and margin improvement. They’ve had really strong results in that area. And as Sean mentioned in his comments, it’s a strong culture of productivity and cost savings. On the CapEx, I did quote some incremental CapEx related to in my cost-to-achieve number. So that’s a number that you can pick up in addition to our base CapEx numbers for each business.

Operator

And the next question will be from Steve Strycula of UBS.

Steven A. Strycula - UBS Investment Bank, Research Division - Director and Equity Research Analyst

So quick question would be on Sean, for the category overlap, is there anything that jumps off the page when you look at the 2 portfolios together as to what might draw some attention, whether it’s in the frozen business with Hungry Man or the Chili brands? And lastly, does — are you able to utilize your NOLs for the foundation brands in the Pinnacle portfolio or only for legacy Conagra?

Sean M. Connolly - Conagra Brands, Inc. - President, CEO & Director

Let me take that in reverse order. The capital loss carryforward, just so we be clear, can only be used for preexisting Conagra assets, so just so everybody’s got that. On the other one, we don’t anticipate any antitrust issues. This transaction involves very complementary products, but in highly competitive sectors. And it benefits our customers by making Conagra even more effective competitor. Now we’re going to be able to deliver more innovation and value to consumers, but we don’t anticipate any antitrust issues here.

Operator

And the next question will be from Jonathan Feeney of Consumer Edge.

Jonathan Patrick Feeney - Consumer Edge Research, LLC - Senior Analyst of Food & HPC and Managing Partner

I wanted to ask about — well, maybe a bigger picture about the industry and your options, because it seems to me that if we go back to a year ago and probably some detail about your timing and extended conversations here. But go back to a year ago when there were some reports about you talking — valuations are a lot cheaper across the food group. Your own fundamentals are a lot better, especially on a relative basis. And maybe — and you see a [strike] this transaction today. I’m curious, it clearly makes sense now, just like it made sense then, but when you think about other things you could have done in the near term in the industry, maybe just a comment about what you’re seeing in — what today’s transaction maybe says about the industry as a whole and other opportunities.

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JUNE 27, 2018 / 1:30PM, CAG - Q4 2018 Conagra Brands Inc Earnings Call

Sean M. Connolly - Conagra Brands, Inc. - President, CEO & Director

Sure. Well, in terms of what we look for, big, big picture when it comes to M&A, just think about what we’re trying to do as a company. We’re a lean company, but we’re a company that’s focused on growth. And for 3 years, we’ve been reshaping the portfolio for better margins and better growth profile. So finding -- I’ve been -- we’ve been on the lookout for a while now, of course, as a larger, smart synergistic acquisition, but those opportunities tend to be fewer and farther between. And when they come up, it’s important to us that the asset has real legitimate growth potential, and the Pinnacle team has done an absolutely phenomenal job driving innovation and growth here, and that meant a lot to us. We also have been very clear around our success criteria all along, and the announced deal today reflects both an open-minded seller and the ability to meet our criteria. So it’s a great combination overall, and we’re looking forward to getting at it.

Operator

And the next question will be from Chris Growe of Stifel

Christopher Robert Growe - Stifel, Nicolaus & Company, Incorporated, Research Division - MD & Analyst

I just wanted to ask you in relation to synergies, if I could. First of all, are there any explicit revenue synergies you’d expect from the transaction? And then also just related to that when you think about the $215 million of synergies, is there any need to invest in, say, capabilities at Pinnacle, which runs at a really low level of overhead? Is there some investments that you’re building into the — into your synergy expectation as well?

Sean M. Connolly - Conagra Brands, Inc. - President, CEO & Director

First, on growth synergies, nothing we shared today assumes growth synergies. So we kind of gave you a preview of directionally how we’re thinking about the long-term algorithm of the combined companies, and both of these companies have probably among the higher long-term growth forecast as it exist to rate. So we’re not in a point that we’re going to change that. But I think it goes without saying that when you take 2 strong portfolios and you combine them into a single bigger portfolio, just the consistency and the sustainability of that growth profile almost by deductive reasoning has to go up. So that’s in there. We haven’t baked in any growth synergies. I can tell you I personally have plenty of ideas for our innovation team to start thinking about, but that’s for a conversation down the road. And in terms of capabilities, the Pinnacle team, like Conagra, is a lean team, but obviously it is a highly capable team. And so we’re really looking forward between now and close to getting to know the team to try to understand what they’re towering strengths are, and frankly, we like the idea of continuing to enhance our capabilities by the combination of the 2. Dave, you want to add something?

David S. Marberger - Conagra Brands, Inc. - Executive VP & CFO

Yes. Just so — so Chris, on the synergy, the $215 million we put out there. So everything we reflect on our forecast are accretion estimate of high single digit by fiscal ‘22. It reflects all the costs we need to incur to get there. I do want to remind everybody too, because companies do these differently. Our accretion estimates include amortization of intangibles, the estimated purchase accounting on this transaction. A lot of companies just quote cash EPS accretion. If we will look at cash EPS accretion, we’re double digits. So we’re quoting EPS accretion as a GAAP number that includes amortization estimates. I just want to make sure that’s clear because sometimes it’s confusing.

Operator

And the next question will be from Robert Moskow of Crédit Suisse.

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JUNE 27, 2018 / 1:30PM, CAG - Q4 2018 Conagra Brands Inc Earnings Call

Robert Bain Moskow - Crédit Suisse AG, Research Division - Research Analyst

Sean, can you help give a little more color on the decision to reduce the advertising line item in SG&A or just the direct-to-consumer kind of approach and push more in terms of retailer spending? Do you foresee any kind of long-term impact on your brands as a result of that? And what makes you feel comfortable that the spending with the retailer is going to be sufficient to maintain, I guess, the intangible equities.

Sean M. Connolly - Conagra Brands, Inc. - President, CEO & Director

I think the answer to the question is we expect that the long-term impact to our brands is positive. We view it as a positive change. For almost a year and now, we’ve been outspoken about the marketing ROI improvement we believe we could get by moving some ineffective A&P marketing investments to retailer marketing investments. And accordingly, we have shifted some of our investments above net sales, and it is clearly working. Our sales are up. Our promotion levels remain reduced and our pricing is ahead of our categories on average. And because we plan to maintain this marketing profile coupled with the pension accounting change, we needed to true up our algorithm. But fundamentally, nothing has changed. But I’d like to give you just a case study here because I think your question is really about, is this a lower quality marketing investment and is it ultimately going to hurt brand equities over time. The opposite is actually true, Rob. We are seeing very different marketing programs with customers today than when I started out in the industry, and it was all high low trade. You look at how Healthy Choice as an example. Healthy Choice is about a $400 million brand at retail. It had been declining for years. We’ve modernized the brand. We’ve — we are investing with customers to make sure we get the right placement and get the products clearly in front of consumers when they’re shopping. And in Q4, that $400 million business at retail grew its top line about 20%. So that is unheard of to see a brand of that scale. It’s been around that long that it was that outdated, put up those kinds of trends. And I would say it’s a combination of both the below-the-line marketing spend and the above-the-line spend. But the total marketing spend has actually increased, and it is far more effective. And these investments we’re making above the line are not in contrast to building brand equity. They actually enhance brand equity. The easy one to describe is when we make an investment with e-tailers, as an example, on search, by — search is a bit of a pay-to-play game. But paying to play, we are able to get the story of our brands in front of consumers that they understand the ingredients, they understand the founders, they understand all of that. That is good old-fashioned brand building, and it is a far superior investment than buying a commercial on Home and Garden TV at 2:30 in the morning on a Thursday night. So overall, we feel excellent about the shift. It’s working. We plan to continue to do it, and that’s why we’re truing it up so you guys can model it properly.

Operator

The next question will be from Alexia Howard of Bernstein.

Alexia Jane Burland Howard - Sanford C. Bernstein & Co., LLC., Research Division - Senior Analyst

Do you have any read at the moment about how quickly your delevering will happen to get from 5x to 3.5x?

David S. Marberger - Conagra Brands, Inc. - Executive VP & CFO

Yes, Alexia. So that’s clearly our target. Right now, we’re looking at a glide path assuming we would close by the end of the calendar year. By the end of fiscal ‘21, we should be pretty close to the 3.5x.

Operator

And the next question will be from Rob Dickerson of Deutsche Bank

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JUNE 27, 2018 / 1:30PM, CAG - Q4 2018 Conagra Brands Inc Earnings Call

Robert Frederick Dickerson - Deutsche Bank AG, Research Division - Research Analyst

Just a broader question really of your own perspective, Sean, as to really why, upon the announcement this morning, both the Conagra shares and the Pinnacle shares were obviously have come under some near-term pressure. And from my perspective, it sounds like this is a transaction that’s going to be a long time coming, and it made logical sense. And there is obvious value creation, and you’ve outlined that today. So really just very simplistically, why do you think both stocks are down? And why would you be happy owning Conagra equity, especially if you were a Pinnacle shareholder?

Sean M. Connolly - Conagra Brands, Inc. - President, CEO & Director

Rob, I’m not going to speculate as to what the market’s going to do on the course of a couple-hour window. What I can tell you is I have total confidence that by combining these 2 companies, we will only accelerate the strong shareholder value creation track record that we have been delivering. There’s been a lot of commentary about deals that perhaps don’t make sense to investors in recent days. These are 2 portfolios that fit perfectly together. And in fact, looking at it right now, I think this is just an outstanding investment opportunity.

David S. Marberger - Conagra Brands, Inc. - Executive VP & CFO

And just to add to what Sean says, with our information today, we’re putting a lot out there, and there’s a lot of things like the pension reclassifications, our shift of A&P. Looking at that the wrong way, people could look at that as, “Oh, your operating margins are down,” or “Gross margin, you didn’t hit the 32%,” when that’s not correct. But we tried in the materials to be very descriptive as to what we’re doing here. So I think as people look at it and understand, “Wait a minute, actually, the core business is doing very strong.” I just wonder if there is a little bit of confusion, given all the changes that are taking place in our numbers. Just another opinion.

Operator

And the next question will be from David Driscoll of Citigroup.

Cornell R. Burnette - Citigroup Inc, Research Division - VP and Analyst

This is actually Cornell Burnette on with a few questions for David. Just wanted to ask you, obviously, when you look at the deal, some of the logic of bringing the Pinnacle Foods’ frozen assets and combining them with Conagra seems pretty obvious. Just wondering your take on maybe some of the parts of the portfolio at Pinnacle that are less obvious with Conagra. And I’m thinking of things such as like baking mixes and perhaps salad dressings, and wondering kind of over the long term, how do you see that fitting in with what you want to do? And is this like good long-term fit for the company?

Sean M. Connolly - Conagra Brands, Inc. - President, CEO & Director

Yes, those 2 examples that you bring up are actually examples of excellent fits. We talked about our portfolio spanning for consumer domains, frozen meals, snacks and sweet treats, condiments and enhancers and shelf-stable meals and size. Duncan Hines, if you look at the fantastic innovation that’s come out of Pinnacle team on Duncan Hines in the last year or so, it’s really demonstrating that Duncan Hines operates well as a sweet treat, a convenience we treat. And we think there is real innovation opportunity still ahead there, and it fits squarely with what we do in sweet treats where we have great brands like Swiss Miss and Snack Packs. So that’s very close to home for us. Within our center store grocery business, we do look at it 2 ways, condiments and enhancers and shelf-stable meals and sides. Both of those businesses play important roles. But interestingly, when you look at millennial behavior in particular, they’re very interested in condiments and enhancers as a simple way to add flavor, texture, moisture to food. And obviously, the Wish-Bone business kind of it fits very close to home with what we do with brands like Hunt’s ketchup, Frontera sauce and things like that. So it’s actually extremely closed in. I struggle to find something in the Pinnacle portfolio that’s actually not closed in when I look at it. These are categories that are very similar to the kinds of benefits that we bring to consumer households every day.

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JUNE 27, 2018 / 1:30PM, CAG - Q4 2018 Conagra Brands Inc Earnings Call

Operator

The next question will be from Akshay Jagdale of Jefferies.

Lubi John Kutua - Jefferies LLC, Research Division - Equity Associate

This is actually Lubi filling in for Akshay. I just wanted to ask a bit of a big-picture question. So you’ve obviously completed a number of acquisitions. You’ve done some divestitures over the last few years as part of your portfolio reshaping efforts. And obviously, you still have a fair amount of the tax loss carryforward remaining to do more. So I’m just wondering at a high level in terms of your portfolio reshaping efforts, how close do you think you are to being a sort of an optimal portfolio mix? And are there any sort of particular segments of the market where you feel you’re maybe under or overexposed, such that 5 years from now in a perfect world? Are there any parts of the portfolio that might look probably meaningfully different than where we are today?

Sean M. Connolly - Conagra Brands, Inc. - President, CEO & Director

Yes. Lubi, I think the big-picture view upon what we do as brand builders is we look externally at what is working with the consumer. And then we constantly, or we should be, refine our portfolio and modernize our brands so that they are meeting emerging and current consumer trends, not yesterday’s trends. So that means everything is always in a state of flux in terms of the way our brands present themselves to consumers. And there may be over the course of 10, 15 years, you may see certain segments that improve their growth rates and certain slowing. You have to be agile and flexible and go with that. For us right now, as I’ve said many times, I see years and years and years of runway in frozen. Frozen is a big piece of real estate in the grocery store that just recently is beginning to undergo the kind of modernization that it needs, and I think there’s a long way to go there. Also for us, we see a clear opportunity in snacks and sweet treats. We have a $2 billion snack business at retail. It plays in the 4 fast — 4 of the fastest growing snack subsegments around, and now we’re going to be able to add some snacks assets to that mix with some of the Pinnacle snack brands. So those are the 2 biggies. We see surgical opportunities in condiments and enhancers, as we’ve talked previously. But I’d say, frozen and snacking are the 2 areas where we’ll continue to put the most momentum.

Operator

And the next question will be from Pamela Kaufman of Morgan Stanley.

Pamela Florence Kaufman - Morgan Stanley, Research Division - Research Associate

I was wondering if you can comment on how you’re evaluating potential divestiture candidates across the portfolio. And just related to that, I know you said that you don’t envision any antitrust issues, but is this view taking into account potentially divesting assets where there could be overlap?

Sean M. Connolly - Conagra Brands, Inc. - President, CEO & Director

Well, I think we really — again, I — we don’t anticipate any antitrust issues. When it comes to divestiture strategy more broadly, we’ve been on the record a long, long time saying that M&A is part of our strategy, and we expect inbounds. And as we reshape the portfolio, we expect some outbound things. And we can do that very efficiently. With this announcement and the fact that the whole world basically knows we have a capital loss carryforward tax asset, I think it’s plausible that somebody could inquire about an asset that they covet. And we’ve always been open-minded to that as evidenced by the actions we’ve taken on Spicetec, Swank, Del Monte, et cetera. And we’ll continue to be open-minded if it makes good strategic and financial sense.

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JUNE 27, 2018 / 1:30PM, CAG - Q4 2018 Conagra Brands Inc Earnings Call

Operator

And the next question will be from Priya Ohri-Gupta of Barclays.

Priya Joy Ohri-Gupta - Barclays Bank PLC, Research Division - Director & Fixed Income Research Analyst

Just a quick clarification for me. In terms of the pro forma leverage target of 5x that you see at deal close, it’s indicated that that’s on a net basis. As we think about the 3.5x target that you’ve laid out there, is that also on a net basis? Or is that on a gross basis?

David S. Marberger - Conagra Brands, Inc. - Executive VP & CFO

It’s on a gross basis. The 5x, yes, it’s on a gross basis.

Operator

And with that, we will close the question-and-answer session. I would like to have the conference back to Brian Kearney for any closing remarks.

Brian Kearney

Great. Thank you. As a reminder, this conference has been recorded and will be archived on the web as detailed in our press release. As a reminder, Investor Relations is available for discussions. Thank you for your interest in Conagra Brands.

Operator

Thank you. Ladies and gentlemen, the conference has concluded. Thank you for attending today’s presentation. At this time, you may disconnect your lines.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This communication contains forward-looking statements within the meaning of the federal securities laws about Conagra Brands Inc. (“Conagra Brands”) and the proposed transaction (the “proposed transaction”) with Pinnacle Foods Inc. (“Pinnacle”). These forward-looking statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Readers of this communication should understand that these statements are not guarantees of performance or results. Many factors could affect actual financial results and cause them to vary materially from the expectations contained in the forward-looking statements, including those set forth in this communication. These risks and uncertainties include, among other things: the failure to obtain Pinnacle stockholder approval of the proposed transaction; the possibility that the closing conditions to the proposed transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant a necessary regulatory approval and any conditions imposed on the combined entity in connection with consummation of the proposed transaction; delay in closing the proposed transaction or the possibility of non-consummation of the proposed transaction; the risk that the cost savings and any other synergies from the proposed transaction may not be fully realized or may take longer to realize than expected, including that the proposed transaction may not be accretive within the expected timeframe or to the extent anticipated; the occurrence of any event that could give rise to termination of the merger agreement; the risk that shareholder litigation in connection with the proposed transaction may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; risks related to the disruption of the proposed transaction to us and our management; the effect of the announcement of the proposed transaction on our ability to retain and hire key personnel and maintain relationships with customers, suppliers and other third parties; the ability and timing to obtain required regulatory approvals and satisfy other closing conditions for the pending divestiture of our Del Monte processed fruit and vegetable business in Canada; our ability to achieve the intended benefits of recent and pending acquisitions and divestitures, including the recent spin-off of our Lamb Weston business; the continued evaluation of the role of our Wesson oil business; general economic and industry conditions; our ability to successfully execute our long-term value creation strategy; our ability to access capital on acceptable terms or at all; our ability to execute our operating and restructuring plans and achieve our targeted operating efficiencies from cost-saving initiatives and to benefit from trade optimization programs; the effectiveness of our hedging activities and our ability to respond to volatility in commodities; the competitive environment and related market conditions; our ability to respond to changing consumer preferences and the success of our innovation and marketing investments; the ultimate impact of any product recalls and litigation, including litigation related to the lead paint and pigment matters; actions of governments and regulatory factors affecting our businesses, including the ultimate impact of recently enacted U.S. tax legislation and related regulations or interpretations; the availability and prices of raw materials, including any negative effects caused by inflation or weather conditions; risks and uncertainties associated with intangible assets, including any future goodwill or intangible assets impairment charges; and other risks described in our reports filed from time to time with the Securities and Exchange Commission (the “SEC”).

Readers are cautioned not to place undue reliance on any forward-looking statements included in this communication, which speak only as of the date of this communication. We undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction, Conagra Brands will file a registration statement on Form S-4 with the SEC. INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final proxy statement/prospectus will be mailed to stockholders of Pinnacle. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, or from Conagra Brands at its website, www.conagrabrands.com, or by contacting Conagra Brands Investor Relations at (312) 549-5002.

Participation in Solicitation

Conagra Brands and its directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information concerning Patriot’s participants is set forth in the proxy statement, filed August 11, 2017, for Conagra Brands’ 2017 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the proposed transaction will be included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

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